東方有色集團有限公司*
**ONFEM HOLDINGS LIMITED**
*(Incorporated in Bermuda with limited liability)*

04030947

11th June, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**BY AIRMAIL**

**SEC FILE NO. 82-3735**



Dear Sirs,

**Re: ONFEM Holdings Limited (the "Company")**
**- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")**

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 10th June, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.



Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dw 6/23

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* For identification purpose only

# ONFEM HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 230)

## MAJOR TRANSACTION

## PROPOSED ACQUISITION OF THE REMAINING 9.61% EQUITY INTEREST IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

*Financial adviser to ONFEM Holdings Limited*

CENTURION CORPORATE FINANCE LIMITED

**Following the entering into of a legally binding conditional agreement on 2 June 2004 with Condo and the Liquidators to acquire a 90.39% equity interest in SJQ as set out in the announcement of the Company dated the same date, on 10 June 2004, the Purchaser, a wholly-owned subsidiary of the Company, entered into a conditional Sale and Purchase Agreement with the Vendor to purchase the remaining 9.61% equity interest in SJQ for an aggregate consideration of RMB1.17 million.**

**The Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. The Stock Exchange has aggregated the Acquisition and the proposed acquisition of the 90.39% equity interest in SJQ as they involve the acquisition of an interest in one particular company pursuant to rule 14.23 of the Listing Rules. Consequently, the Acquisition, on an aggregated basis, constitutes a major transaction and is therefore subject to the approval of the Shareholders. If a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting. Written approval on the Acquisition has been obtained from June Glory, the 53.95% controlling Shareholder of the Company. The Company has applied to the Stock Exchange for a waiver from convening a special general meeting of the Company to approve the Acquisition. Further details of the Sale and Purchase Agreement and the Acquisition will be set out in the circular to Shareholders containing details of the major transaction as referred to in the announcement dated 2 June 2004.**

### THE SALE AND PURCHASE AGREEMENT DATED 10 JUNE 2004

The parties to the Sale and Purchase Agreement are as follows:—

Vendor: Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and an independent third party currently holding 9.61% equity interest in SJQ

Purchaser: Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company

Pursuant to the Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and the Vendor conditionally agreed to sell, free from any encumbrance or third parties rights, the 9.61% equity interest in the registered capital of SJQ, representing the entire interest held by the Vendor in SJQ, for an aggregate consideration of RMB1.17 million. The RMB1.17 million consideration was arrived at after arm's length negotiation with the Vendor with reference to economic interests as represented by the 9.61% equity interest in SJQ and compensation in relation to the resignation of the relevant existing directors of SJQ as nominated by the Vendor upon Completion. SJQ currently has five directors and the Group has nominated three new directors to join SJQ's board for the purpose of replacing the existing directors who are expected to resign in due course.

The consideration will be entirely satisfied in cash funded by internal resources of the Group. The payment terms of the consideration are as follows:—

1. RMB300,000 is payable within three Business Days following the entering into of the Sale and Purchase Agreement;
2. RMB400,000 is payable within three Business Days following the successful registration of the transfer of shareholding in SJQ with the State Administration For Industry and Commerce; and
3. RMB470,000 is payable within three Business Days following the satisfaction of the conditions precedent set out in the Sale and Purchase Agreement.

Shareholders should note that the basis of the consideration for the Acquisition as set out herein are different from the basis of the consideration resulted from the bidding process organized by the

### GENERAL

As at the date of this announcement, the Board comprises Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli, who are executive Directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, who are independent non-executive Directors.

### DEFINITIONS

| | |
|---|---|
| "Acquisition" | the acquisition of the remaining 9.61% equity interest in SJQ by the Purchaser from the Vendor for an aggregate consideration of RMB1.17 million pursuant to the Sale and Purchase Agreement |
| "Board" | the board of Directors (including the independent non-executive Directors) of the Company |
| "Business Day" | a day (other than Saturday and Sunday) on which banks are generally open for business in the PRC |
| "Company" | ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange |
| "Completion" | the completion of the Sale and Purchase Agreement |
| "Condo" | Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003, is a 52% indirect non wholly-owned subsidiary of the Company. Condo is wholly-owned by Wellstep Management Limited, an indirect 52% non wholly-owned subsidiary of the Company (the remaining 48% is indirectly owned by three individuals who are independent third parties) |
| "Directors" | the Directors (including the independent non-executive Directors) of the Company |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region |

Shareholders should note that the basis of the consideration for the Acquisition as set out herein are different from the basis of the consideration resulted from the bidding process organized by the Liquidators for the proposed acquisition of 90.39% equity interest in SJQ (details of which were disclosed in the Company's announcement dated 2 June 2004). The Board considers that the terms and conditions of the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders as a whole as the Acquisition allows the Group to better manage SJQ as a wholly-owned subsidiary going forward.

The Sale and Purchase Agreement is subject to the fulfillment of certain conditions precedent before the Long Stop Date, which include, among other things, obtaining the relevant statutory/regulatory approvals in the PRC, filings and compliance with regulatory requirements and requirements under the Listing Rules. The completion of the proposed acquisition of 90.39% equity interest in SJQ is not one of the condition precedents of the Sale and Purchase Agreement. The Purchaser has the sole discretion to waive any of such conditions precedent except conditions in respect of compliance with regulatory requirements under the Listing Rules and Completion shall take place within three Business Days following fulfillment of the conditions precedent of the Sale and Purchase Agreement.

## INFORMATION OF THE VENDOR AND SJQ

The Vendor, a company incorporated in the PRC with limited liability and principally engaged in installation of curtain walls in the PRC, is an independent third party not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them.

For further details of SJQ, please refer to the Company's announcement dated 2 June 2004.

## REASONS FOR THE ACQUISITION

The Company entered into a legally binding conditional agreement to acquire a 90.39% equity interest in SJQ from the Liquidators on 2 June 2004, details of which were set out in the announcement dated 2 June 2004. The Acquisition, together with the acquisition of the 90.39% equity interest in SJQ as announced on 2 June 2004, will enable the Group to obtain a 100% equity interest in SJQ. After completion of both the Acquisition and the proposed acquisition of 90.39% equity interest in SJQ, the Company will have acquired both board control of, and 100% equity interest in, SJQ and as such, SJQ's financial accounts will, once again, be consolidated into the consolidated accounts of the Group (the Company is currently unable to do so due to the liquidation status of Condo).

As set out in the Company's announcement dated 2 June 2004, the Board believes that the acquisition of SJQ is in the interests of the Company and in line with the Group's overall business objective as (i) it will enable the Group to further expand its specialised construction contracting business in the PRC via SJQ in order to enhance the Group's overall profitability, after the Group has had a chance to improve the management of SJQ post Completion; and (ii) it will allow the Group to grasp the considerable business opportunities as presented by the construction market in the PRC including opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

## IMPLICATIONS UNDER THE LISTING RULES

The Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. The Stock Exchange has aggregated the Acquisition and the proposed acquisition of the 90.39% equity interest in SJQ pursuant to rules 14.22 and 14.23 of the Listing Rules. Consequently, the Acquisition, on an aggregated basis, constitutes a major transaction and as such, is subject to the approval of the Shareholders. The Acquisition does not constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. As far as the Directors are aware, no Shareholder is interested in the Acquisition (other than its interest held in the Company) and therefore if a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting.

June Glory, being the 53.95% controlling Shareholder, has given a written approval to the Company approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver in respect of the requirement to convene a special general meeting to approve the Sale and Purchase Agreement on the basis that the written approval has already been obtained from the controlling Shareholder. A circular will be despatched as soon as practicable to the Shareholders containing, among other things, further details of the sale and purchase agreement for the 90.39% equity interest in SJQ and the Sale and Purchase Agreement respectively, accountants' report on SJQ and financial information of the Group on or before 25 June 2004, the end of the 21-day period following publication of the Company's announcement on the proposed acquisition of the 90.39% equity interest in SJQ on 3 June 2004.

| | |
|---|---|
| "June Glory" | June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company. June Glory is a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited, itself a wholly-owned subsidiary of China Minmetals Corporation, a State-owned enterprise in the PRC and managed by the State-owned Assets Supervision and Administration Commission of the State Council |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Liquidators" | Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of Condo pursuant to an Order made by the High Court of Hong Kong on 24 December 2003 |
| "Long Stop Date" | the last date on which the conditions precedent set out in the Sale and Purchase Agreement are to be fulfilled, being 30 September 2004 which may be extended to:<br>(a) such other date as the Purchaser may designate if the non fulfillment of the conditions precedent is attributable to the Vendor; or<br>(b) 30 December 2004 if the non fulfillment of the conditions precedent is attributable to the Purchaser; or<br>(c) such other date as may be agreed between the Purchaser and the Vendor if the non fulfillment of the conditions precedent is attributable to both parties |
| "PRC" | People's Republic of China (and for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan) |
| "Purchaser" | Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of the Company |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement entered into between the Purchaser and the Vendor in relation to the acquisition of a 9.61% equity interest in SJQ |
| "Shareholders" | holders of Share(s) of the Company |
| "Shares" | ordinary share(s) of HK$0.10 each in the share capital of the Company |
| "SJQ" | Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a company incorporated in the PRC |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Vendor" | Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and is currently holding 9.61% equity interest in SJQ. Based on public records, the owners of Shanghai Huayuan Aite Curtain Wall Company Limited are Shanghai Worldbest Industry Development Company Limited (上海華源企業發展股份有限公司), Shanghai Wen Chang Properties Company Limited (上海文昌置業有限公司) and Shanghai Aite Industrial Company Limited (上海愛特實業有限公司), which are independent third parties not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them |

By order of the Board
Wang Xingdong
*Managing Director*

Hong Kong, 10 June 2004

# ONFEM HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 230)

## MAJOR TRANSACTION

## PROPOSED ACQUISITION OF THE REMAINING 9.61% EQUITY INTEREST IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

*Financial adviser to ONFEM Holdings Limited*

CENTURION CORPORATE FINANCE LIMITED

**Following the entering into of a legally binding conditional agreement on 2 June 2004 with Condo and the Liquidators to acquire a 90.39% equity interest in SJQ as set out in the announcement of the Company dated the same date, on 10 June 2004, the Purchaser, a wholly-owned subsidiary of the Company, entered into a conditional Sale and Purchase Agreement with the Vendor to purchase the remaining 9.61% equity interest in SJQ for an aggregate consideration of RMB1.17 million.**

**The Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. The Stock Exchange has aggregated the Acquisition and the proposed acquisition of the 90.39% equity interest in SJQ as they involve the acquisition of an interest in one particular company pursuant to rule 14.23 of the Listing Rules. Consequently, the Acquisition, on an aggregated basis, constitutes a major transaction and is therefore subject to the approval of the Shareholders. If a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting. Written approval on the Acquisition has been obtained from June Glory, the 53.95% controlling Shareholder of the Company. The Company has applied to the Stock Exchange for a waiver from convening a special general meeting of the Company to approve the Acquisition. Further details of the Sale and Purchase Agreement and the Acquisition will be set out in the circular to Shareholders containing details of the major transaction as referred to in the announcement dated 2 June 2004.**

### THE SALE AND PURCHASE AGREEMENT DATED 10 JUNE 2004

The parties to the Sale and Purchase Agreement are as follows:—

Vendor: Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and an independent third party currently holding 9.61% equity interest in SJQ

Purchaser: Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company

Pursuant to the Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and the Vendor conditionally agreed to sell, free from any encumbrance or third parties rights, the 9.61% equity interest in the registered capital of SJQ, representing the entire interest held by the Vendor in SJQ, for an aggregate consideration of RMB1.17 million. The RMB1.17 million consideration was arrived at after arm's length negotiation with the Vendor with reference to economic interests as represented by the 9.61% equity interest in SJQ and compensation in relation to the resignation of the relevant existing directors of SJQ as nominated by the Vendor upon Completion. SJQ currently has five directors and the Group has nominated three new directors to join SJQ's board for the purpose of replacing the existing directors who are expected to resign in due course.

The consideration will be entirely satisfied in cash funded by internal resources of the Group. The payment terms of the consideration are as follows:—

1. RMB300,000 is payable within three Business Days following the entering into of the Sale and Purchase Agreement;
2. RMB400,000 is payable within three Business Days following the successful registration of the transfer of shareholding in SJQ with the State Administration For Industry and Commerce; and
3. RMB470,000 is payable within three Business Days following the satisfaction of the conditions precedent set out in the Sale and Purchase Agreement.

Shareholders should note that the basis of the consideration for the Acquisition as set out herein are different from the basis of the consideration resulted from the bidding process organized by the

### GENERAL

As at the date of this announcement, the Board comprises Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli, who are executive Directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, who are independent non-executive Directors.

### DEFINITIONS

| | |
|---|---|
| "Acquisition" | the acquisition of the remaining 9.61% equity interest in SJQ by the Purchaser from the Vendor for an aggregate consideration of RMB1.17 million pursuant to the Sale and Purchase Agreement |
| "Board" | the board of Directors (including the independent non-executive Directors) of the Company |
| "Business Day" | a day (other than Saturday and Sunday) on which banks are generally open for business in the PRC |
| "Company" | ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange |
| "Completion" | the completion of the Sale and Purchase Agreement |
| "Condo" | Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003, is a 52% indirect non wholly-owned subsidiary of the Company. Condo is wholly-owned by Wellstep Management Limited, an indirect 52% non wholly-owned subsidiary of the Company (the remaining 48% is indirectly owned by three individuals who are independent third parties) |
| "Directors" | the Directors (including the independent non-executive Directors) of the Company |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region |

Shareholders should note that the basis of the consideration for the Acquisition as set out herein are different from the basis of the consideration resulted from the bidding process organized by the Liquidators for the proposed acquisition of 90.39% equity interest in SJQ (details of which were disclosed in the Company's announcement dated 2 June 2004). The Board considers that the terms and conditions of the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders as a whole as the Acquisition allows the Group to better manage SJQ as a wholly-owned subsidiary going forward.

The Sale and Purchase Agreement is subject to the fulfillment of certain conditions precedent before the Long Stop Date, which include, among other things, obtaining the relevant statutory/regulatory approvals in the PRC, filings and compliance with regulatory requirements and requirements under the Listing Rules. The completion of the proposed acquisition of 90.39% equity interest in SJQ is not one of the condition precedents of the Sale and Purchase Agreement. The Purchaser has the sole discretion to waive any of such conditions precedent except conditions in respect of compliance with regulatory requirements under the Listing Rules and Completion shall take place within three Business Days following fulfillment of the conditions precedent of the Sale and Purchase Agreement.

## INFORMATION OF THE VENDOR AND SJQ

The Vendor, a company incorporated in the PRC with limited liability and principally engaged in installation of curtain walls in the PRC, is an independent third party not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them.

For further details of SJQ, please refer to the Company's announcement dated 2 June 2004.

## REASONS FOR THE ACQUISITION

The Company entered into a legally binding conditional agreement to acquire a 90.39% equity interest in SJQ from the Liquidators on 2 June 2004, details of which were set out in the announcement dated 2 June 2004. The Acquisition, together with the acquisition of the 90.39% equity interest in SJQ as announced on 2 June 2004, will enable the Group to obtain a 100% equity interest in SJQ. After completion of both the Acquisition and the proposed acquisition of 90.39% equity interest in SJQ, the Company will have acquired both board control of, and 100% equity interest in, SJQ and as such, SJQ's financial accounts will, once again, be consolidated into the consolidated accounts of the Group (the Company is currently unable to do so due to the liquidation status of Condo).

As set out in the Company's announcement dated 2 June 2004, the Board believes that the acquisition of SJQ is in the interests of the Company and in line with the Group's overall business objective as (i) it will enable the Group to further expand its specialised construction contracting business in the PRC via SJQ in order to enhance the Group's overall profitability, after the Group has had a chance to improve the management of SJQ post Completion; and (ii) it will allow the Group to grasp the considerable business opportunities as presented by the construction market in the PRC including opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

## IMPLICATIONS UNDER THE LISTING RULES

The Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. The Stock Exchange has aggregated the Acquisition and the proposed acquisition of the 90.39% equity interest in SJQ pursuant to rules 14.22 and 14.23 of the Listing Rules. Consequently, the Acquisition, on an aggregated basis, constitutes a major transaction and as such, is subject to the approval of the Shareholders. The Acquisition does not constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. As far as the Directors are aware, no Shareholder is interested in the Acquisition (other than its interest held in the Company) and therefore if a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting.

June Glory, being the 53.95% controlling Shareholder, has given a written approval to the Company approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver in respect of the requirement to convene a special general meeting to approve the Sale and Purchase Agreement on the basis that the written approval has already been obtained from the controlling Shareholder. A circular will be despatched as soon as practicable to the Shareholders containing, among other things, further details of the sale and purchase agreement for the 90.39% equity interest in SJQ and the Sale and Purchase Agreement respectively, accountants' report on SJQ and financial information of the Group on or before 25 June 2004, the end of the 21-day period following publication of the Company's announcement on the proposed acquisition of the 90.39% equity interest in SJQ on 3 June 2004.

| | |
|---|---|
| "June Glory" | June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company. June Glory is a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited, itself a wholly-owned subsidiary of China Minmetals Corporation, a State-owned enterprise in the PRC and managed by the State-owned Assets Supervision and Administration Commission of the State Council |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Liquidators" | Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of Condo pursuant to an Order made by the High Court of Hong Kong on 24 December 2003 |
| "Long Stop Date" | the last date on which the conditions precedent set out in the Sale and Purchase Agreement are to be fulfilled, being 30 September 2004 which may be extended to: (a) such other date as the Purchaser may designate if the non fulfillment of the conditions precedent is attributable to the Vendor; or (b) 30 December 2004 if the non fulfillment of the conditions precedent is attributable to the Purchaser; or (c) such other date as may be agreed between the Purchaser and the Vendor if the non fulfillment of the conditions precedent is attributable to both parties |
| "PRC" | People's Republic of China (and for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan) |
| "Purchaser" | Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of the Company |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement entered into between the Purchaser and the Vendor in relation to the acquisition of a 9.61% equity interest in SJQ |
| "Shareholders" | holders of Share(s) of the Company |
| "Shares" | ordinary share(s) of HK$0.10 each in the share capital of the Company |
| "SJQ" | Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a company incorporated in the PRC |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Vendor" | Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and is currently holding 9.61% equity interest in SJQ. Based on public records, the owners of Shanghai Huayuan Aite Curtain Wall Company Limited are Shanghai Worldbest Industry Development Company Limited (上海華源企業發展股份有限公司), Shanghai Wen Chang Properties Company Limited (上海文昌置業有限公司) and Shanghai Aite Industrial Company Limited (上海愛特實業有限公司), which are independent third parties not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them |

By order of the Board
**Wang Xingdong**
*Managing Director*

Hong Kong, 10 June 2004

# ONFEM HOLDINGS LIMITED
# 東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

## 主要交易

## 建議收購
## 上海金橋瑞和裝飾工程有限公司
## 餘下9.61%股權

*東方有色集團有限公司之財務顧問*

**盛百利財務顧問有限公司**

繼於二零零四年六月二日與瑞和及清盤人簽訂一份有關收購上海金橋90.39%股權之具法律約束力之有條件協議後（詳情載於本公司同日之公佈），於二零零四年六月十日，買方（本公司之全資附屬公司）與賣方簽訂一份有條件之該買賣協議，以購入上海金橋餘下9.61%股權，總代價為人民幣1,170,000元。

該收購（獨立而言）並不構成上市規則第十四章項下之主要交易。然而，聯交所將該收購與建議收購上海金橋90.39%股權之交易合併計算，因根據上市規則第14.23條，涉及收購同一公司之股權。因此，該收購（合併而言）構成一項主要交易，故須獲得股東之批准。如召開股東特別大會以批准該收購，並無任何股東需要於股東大會上放棄投票權。本公司亦已獲得June Glory（持有本公司53.95%控股股東）對該收購之書面批准。本公司已向聯交所申請豁免召開本公司股東特別大會以批准該收購。該買賣協議及該收購之進一步詳情將列載於寄發予股東載有日期為二零零四年六月二日之公佈內所提述之主要交易詳情之通函內。

### 日期為二零零四年六月十日之該買賣協議

該買賣協議之合約方如下：

賣方：上海華源愛特幕牆工程有限公司，於中國註冊成立之公司及現時持有上海金橋9.61%股權之獨立第三者

買方：凱智企業有限公司，於香港註冊成立之公司及本公司之全資附屬公司

根據該買賣協議，買方有條件地同意收購及賣方有條件地同意出售（無任何產權負擔及第三者權益之）上海金橋註冊資本中9.61%股權（佔賣方於上海金橋之全部權益），總代價為人民幣1,170,000元。人民幣1,170,000元之代價乃買方就賣方於上海金橋9.61%股權之經濟利益及於完成後需支付予由賣方委任之上海金橋相關現任董事之辭任補償款，與賣方經公平磋商後釐定。上海金橋目前有五名董事，本集團已委任三名新董事加入上海金橋董事會，以替代將於適當時候辭任之現任董事。

代價將悉數由本集團內部資源以現金支付。代價之付款條款如下：

1. 人民幣300,000元於簽署買賣協議後三個工作天內支付；
2. 人民幣400,000元待上海金橋之股權轉讓於工商行政管理機構完成登記後三個工作天內支付；及
3. 人民幣470,000元於該買賣協議所列載之先決條件達成後三個工作天內支付。

股東應留意於本公佈所刊載該收購之代價基準與由清盤人就建議收購上海金橋90.39%股權安排競購過程而達成之代價基準（詳情已於本公司日期為二零零四年六月二日之公佈內披露）有別。由於該收購有助本集團更有效

### 釋義

| | | |
|---|---|---|
| 「該收購」 | 指 | 由買方向賣方根據該買賣協議以總代價人民幣1,170,000元購入上海金橋餘下9.61%股權 |
| 「董事會」 | 指 | 本公司董事會（包括獨立非執行董事） |
| 「工作天」 | 指 | 銀行在中國之一般營業日（星期六及星期日除外） |
| 「本公司」 | 指 | 東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市 |
| 「完成」 | 指 | 完成該買賣協議 |
| 「瑞和」 | 指 | 瑞和工程（中國）有限公司（清盤中），於香港註冊成立之公司及根據香港高等法院於二零零三年九月八日發出之命令正在進行清盤，本公司之52%間接非全資附屬公司。瑞和由Wellstep Management Limited（其為本公司之52%間接非全資附屬公司，餘下48%由三位均為獨立第三者之個別人士間接擁有）全資擁有。 |
| 「董事」 | 指 | 本公司之董事（包括獨立非執行董事） |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「June Glory」 | 指 | June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行 |

人就建議收購上海金橋90.39%股權安排競購過程而達成之代價基準(詳情已於本公司日期為二零零四年六月二日之公佈內披露)有別。由於該收購有助本集團更有效地管理日後成為全資附屬公司之上海金橋，故董事會認為該收購之條款及條件公平及合理，以及符合本公司及股東之整體利益。

在若干先決條件(其中包括取得中國相關法定/規定之批准、存檔及符合條例之規定及上市規則項下之規定)於最後限期前達成，該買賣協議方告完成。完成建議收購上海金橋90.39%股權並非該買賣協議之先決條件之一。買方可全權酌情決定豁免任何上述先決條件，惟須遵守上市規則項下之規定。該收購將於該買賣協議之先決條件達成後三個工作天內完成。

## 賣方及上海金橋資料

賣方為一家於中國註冊成立之有限公司，主要於中國從事玻璃幕牆之安裝，及為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。

有關上海金橋之資料，請參閱本公司日期為二零零四年六月二日之公佈。

## 進行該收購之原因

本公司於二零零四年六月二日與清盤人簽訂一份有關收購上海金橋90.39%股權之具法律約束力之有條件協議，詳情載於日期為二零零四年六月二日之公佈。該收購(連同於二零零四年六月二日公佈收購上海金橋90.39%股權)可使本集團取得上海金橋100%之股權。於完成該收購及建議收購上海金橋90.39%股權後，本公司將取得上海金橋董事會及100%股權之控制權；因此，上海金橋財務賬目將再次合併於本集團之綜合賬目內(本公司現時由於瑞和正在清盤中而未能將其財務賬目合併)。

誠如本公司日期為二零零四年六月二日之公佈所述，董事會相信收購上海金橋符合本公司之利益及與本集團之整體業務方針一致，因(i)其可使本集團能透過上海金橋而進一步擴大本集團在中國之專業建築業務，並於完成後本集團透過改善上海金橋之管理，繼而增強本集團之整體盈利能力，及(ii)其有助本集團抓緊中國建築業務市場之商機，包括於2008年北京奧運及2010年上海世界博覽會所帶來之機會。

## 上市規則項下之規定

該收購(獨立而言)並不構成上市規則第14章項下之主要交易。然而，聯交所按照上市規則第14.22及14.23條將該收購與建議收購上海金橋90.39%股權之交易合併計算。因此，該收購(合併而言)構成一項主要交易，故須獲得股東之批准。根據上市規則第14A章，該收購並不構成本公司之關連交易。據董事所知悉，並無股東於該收購中存在利益(其於本公司所持有之利益除外)及如召開股東特別大會以批准該收購，並無股東需要放棄投票權。

June Glory(本公司53.95%控股股東)已向本公司發出書面批准以批准該收購。鑒於本公司已獲得控股股東之書面批准，因此本公司已向聯交所申請豁免召開股東特別大會以批准該買賣協議。一份分別載有(其中包括)上海金橋90.39%股權之買賣協議及該買賣協議、上海金橋之會計師報告及本集團於二零零四年六月二十五日或以前(其為本公司於二零零四年六月三日就建議收購上海金橋90.39%股權而刊登公佈後21日期限屆滿之日)之財務資料進一步詳情之通函將於儘快及可行之情況下寄發予股東。

## 一般事項

於本公佈之日期，董事會由林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士(彼等均為執行董事)及林濬先生、馬紹援先生及譚惠珠女士(彼等均為獨立非執行董事)組成。

| | | |
|---|---|---|
| 「June Glory」 | 指 | June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行股本約53.95%。June Glory為中國五礦香港控股有限公司之全資附屬公司，中國五礦香港控股有限公司則為中國五礦集團公司(一家國有重要骨幹企業，由國務院國有資產監督管理委員會所管理)之全資附屬公司 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「清盤人」 | 指 | 富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為瑞和之聯席及個別清盤人 |
| 「最後限期」 | 指 | 列載於該買賣協議內完成先決條件之最後限期，即二零零四年九月三十日或可延伸至以下日期：<br>(a) 買方指定之任何日期(若由於賣方之責任未能完成先決條件)；或<br>(b) 二零零四年十二月三十日(若由於買方之責任未能完成先決條件)；或<br>(c) 買方及賣方可能協定之其他日期(若由於雙方之責任未能完成先決條件) |
| 「中國」 | 指 | 中華人民共和國(就本公佈而言，不包括香港、中國澳門特別行政區及台灣) |
| 「買方」 | 指 | 凱智企業有限公司，於香港註冊成立之有限公司及本公司之全資附屬公司 |
| 「人民幣」 | 指 | 人民幣，中國流通之法定貨幣 |
| 「該買賣協議」 | 指 | 由買方及賣方就收購上海金橋9.61%股權而簽訂之有條件買賣協議 |
| 「股東」 | 指 | 本公司股份持有人 |
| 「股份」 | 指 | 本公司股本中每股面值0.10港元之普通股 |
| 「上海金橋」 | 指 | 上海金橋瑞和裝飾工程有限公司，於中國註冊成立之公司 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「賣方」 | 指 | 上海華源愛特幕牆工程有限公司，於中國註冊成立之公司及現時持有上海金橋9.61%股權。根據公眾記錄，上海華源愛特幕牆工程有限公司之擁有者為上海華源企業發展股份有限公司、上海文昌置業有限公司及上海愛特實業有限公司，其均為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連 |

承董事會命
王幸東
*董事總經理*

香港，二零零四年六月十日

*僅供識別

# ONFEM HOLDINGS LIMITED
# 東方有色集團有限公司*

*(於百慕達註冊成立之有限公司)*

(股份代號：230)

## 主要交易

## 建議收購
## 上海金橋瑞和裝飾工程有限公司
## 餘下9.61%股權

*東方有色集團有限公司之財務顧問*

**盛百利財務顧問有限公司**

**繼於二零零四年六月二日與瑞和及清盤人簽訂一份有關收購上海金橋90.39%股權之具法律約束力之有條件協議後(詳情載於本公司同日之公佈)，於二零零四年六月十日，買方(本公司之全資附屬公司)與賣方簽訂一份有條件之該買賣協議，以購入上海金橋餘下9.61%股權，總代價為人民幣1,170,000元。**

**該收購(獨立而言)並不構成上市規則第十四章項下之主要交易。然而，聯交所將該收購與建議收購上海金橋90.39%股權之交易合併計算，因根據上市規則第14.23條，涉及收購同一公司之股權。因此，該收購(合併而言)構成一項主要交易，故須獲得股東之批准。如召開股東特別大會以批准該收購，並無任何股東需要於股東大會上放棄投票權。本公司亦已獲得June Glory(持有本公司53.95%控股股東)對該收購之書面批准。本公司已向聯交所申請豁免召開本公司股東特別大會以批准該收購。該買賣協議及該收購之進一步詳情將列載於寄發予股東載有日期為二零零四年六月二日之公佈內所提述之主要交易詳情之通函內。**

### 日期為二零零四年六月十日之該買賣協議

該買賣協議之合約方如下：

賣方：　上海華源愛特幕牆工程有限公司，於中國註冊成立之公司及現時持有上海金橋9.61%股權之獨立第三者

買方：　凱智企業有限公司，於香港註冊成立之公司及本公司之全資附屬公司

根據該買賣協議，買方有條件地同意收購及賣方有條件地同意出售(無任何產權負擔及第三者權益之)上海金橋註冊資本中9.61%股權(佔賣方於上海金橋之全部權益)，總代價為人民幣1,170,000元。人民幣1,170,000元之代價乃買方就賣方於上海金橋9.61%股權之經濟利益及於完成後需支付予由賣方委任之上海金橋相關現任董事之辭任補償款，與賣方經公平磋商後釐定。上海金橋目前有五名董事，本集團已委任三名新董事加入上海金橋董事會，以替代將於適當時候辭任之現任董事。

代價將悉數由本集團內部資源以現金支付。代價之付款條款如下：

1. 人民幣300,000元於簽署買賣協議後三個工作天內支付；
2. 人民幣400,000元待上海金橋之股權轉讓於工商行政管理機構完成登記後三個工作天內支付；及
3. 人民幣470,000元於該買賣協議所列載之先決條件達成後三個工作天內支付。

股東應留意於本公佈所刊載該收購之代價基準與由清盤人就建議收購上海金橋90.39%股權安排競購過程而達成之代價基準(詳情已於本公司日期為二零零四年六月二日之公佈內披露)有別。由於該收購有助本集團更有效

### 釋義

| | | |
|---|---|---|
| 「該收購」 | 指 | 由買方向賣方根據該買賣協議以總代價人民幣1,170,000元購入上海金橋餘下9.61%股權 |
| 「董事會」 | 指 | 本公司董事會(包括獨立非執行董事) |
| 「工作天」 | 指 | 銀行在中國之一般營業日(星期六及星期日除外) |
| 「本公司」 | 指 | 東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市 |
| 「完成」 | 指 | 完成該買賣協議 |
| 「瑞和」 | 指 | 瑞和工程(中國)有限公司(清盤中)，於香港註冊成立之公司及根據香港高等法院於二零零三年九月八日發出之命令正在進行清盤，本公司之52%間接非全資附屬公司。瑞和由Wellstep Management Limited(其為本公司之52%間接非全資附屬公司，餘下48%由三位均為獨立第三者之個別人士間接擁有)全資擁有。 |
| 「董事」 | 指 | 本公司之董事(包括獨立非執行董事) |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「June Glory」 | 指 | June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行 |

人就建議收購上海金橋90.39%股權安排競購過程而達成之代價基準（詳情已於本公司日期為二零零四年六月二日之公佈內披露）有別。由於該收購有助本集團更有效地管理日後成為全資附屬公司之上海金橋，故董事會認為該收購之條款及條件公平及合理，以及符合本公司及股東之整體利益。

在若干先決條件（其中包括取得中國相關法定/規定之批准、存檔及符合條例之規定及上市規則項下之規定）於最後限期前達成，該買賣協議方告完成。完成建議收購上海金橋90.39%股權並非該買賣協議之先決條件之一。買方可全權酌情決定豁免任何上述先決條件，惟須遵守上市規則項下之規定。該收購將於該買賣協議之先決條件達成後三個工作天內完成。

## 賣方及上海金橋資料

賣方為一家於中國註冊成立之有限公司，主要於中國從事玻璃幕牆之安裝，及為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。

有關上海金橋之資料，請參閱本公司日期為二零零四年六月二日之公佈。

## 進行該收購之原因

本公司於二零零四年六月二日與清盤人簽訂一份有關收購上海金橋90.39%股權之具法律約束力之有條件協議，詳情載於日期為二零零四年六月二日之公佈。該收購（連同於二零零四年六月二日公佈收購上海金橋90.39%股權）可使本集團取得上海金橋100%之股權。於完成該收購及建議收購上海金橋90.39%股權後，本公司將取得上海金橋董事會及100%股權之控制權，因此，上海金橋財務賬目將再次合併於本集團之綜合賬目內（本公司現時由於瑞和正在清盤中而未能將其財務賬目合併）。

誠如本公司日期為二零零四年六月二日之公佈所述，董事會相信收購上海金橋符合本公司之利益及與本集團之整體業務方針一致，因(i)其可使本集團能透過上海金橋而進一步擴大本集團在中國之專業建築業務，並於完成後本集團透過改善上海金橋之管理，繼而增強本集團之整體盈利能力，及(ii)其有助本集團抓緊中國建築業務市場之商機，包括於2008年北京奧運及2010年上海世界博覽會所帶來之機會。

## 上市規則項下之規定

該收購（獨立而言）並不構成上市規則第14章項下之主要交易。然而，聯交所按照上市規則第14.22及14.23條將該收購與建議收購上海金橋90.39%股權之交易合併計算。因此，該收購（合併而言）構成一項主要交易，故須獲得股東之批准。根據上市規則第14A章，該收購並不構成本公司之關連交易。據董事所知悉，並無股東於該收購中存在利益（其於本公司所持有之利益除外）及如召開股東特別大會以批准該收購，並無股東需要放棄投票權。

June Glory（本公司53.95%控股股東）已向本公司發出書面批准以批准該收購。鑒於本公司已獲得控股股東之書面批准，因此本公司已向聯交所申請豁免召開股東特別大會以批准該買賣協議。一份分別載有（其中包括）上海金橋90.39%股權之買賣協議及該買賣協議、上海金橋之會計師報告及本集團於二零零四年六月二十五日或以前（其為本公司於二零零四年六月三日就建議收購上海金橋90.39%股權而刊登公佈後21日期限屆滿之日）之財務資料進一步詳情之通函將於儘快及可行之情況下寄發予股東。

## 一般事項

於本公佈之日期，董事會由林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士（彼等均為執行董事）及林濬先生、馬紹援先生及譚惠珠女士（彼等均為獨立非執行董事）組成。

| | | |
|---|---|---|
| 「June Glory」 | 指 | June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行股本約53.95%。June Glory為中國五礦香港控股有限公司之全資附屬公司，中國五礦香港控股有限公司則為中國五礦集團公司（一家國有重要骨幹企業，由國務院國有資產監督管理委員會所管理）之全資附屬公司 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「清盤人」 | 指 | 富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為瑞和之聯席及個別清盤人 |
| 「最後限期」 | 指 | 列載於該買賣協議內完成先決條件之最後限期，即二零零四年九月三十日或可延伸至以下日期：<br>(a) 買方指定之任何日期（若由於賣方之責任未能完成先決條件）；或<br>(b) 二零零四年十二月三十日（若由於買方之責任未能完成先決條件）；或<br>(c) 買方及賣方可能協定之其他日期（若由於雙方之責任未能完成先決條件） |
| 「中國」 | 指 | 中華人民共和國（就本公佈而言，不包括香港、中國澳門特別行政區及台灣） |
| 「買方」 | 指 | 凱智企業有限公司，於香港註冊成立之有限公司及本公司之全資附屬公司 |
| 「人民幣」 | 指 | 人民幣，中國流通之法定貨幣 |
| 「該買賣協議」 | 指 | 由買方及賣方就收購上海金橋9.61%股權而簽訂之有條件買賣協議 |
| 「股東」 | 指 | 本公司股份持有人 |
| 「股份」 | 指 | 本公司股本中每股面值0.10港元之普通股 |
| 「上海金橋」 | 指 | 上海金橋瑞和裝飾工程有限公司，於中國註冊成立之公司 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「賣方」 | 指 | 上海華源愛特幕牆工程有限公司，於中國註冊成立之公司及現時持有上海金橋9.61%股權。根據公眾記錄，上海華源愛特幕牆工程有限公司之擁有者為上海華源企業發展股份有限公司、上海文昌置業有限公司及上海愛特實業有限公司，其均為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連 |

承董事會命
**王幸東**
*董事總經理*

香港，二零零四年六月十日

*僅供識別